May 27, 2013

Edward M. Kelly

Senior Counsel

Pamela Long

Assistant Director

United States

Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:

All In Blind, Inc.

Pre-effective Amendment 1 to Registration Statement on Form S-1

Filed May 8, 2013

File No. 333-187704

Dear Mr. Kelly,

The follow is the registrants responses to your comments dated May 20, 2013.

Registration Statement’s Facing Page

1. Refer to comment 2 in our April 29, 2013 letter. As requested previously, please ensure that your EDGAR company profile and other disclosures throughout the prospectus reflect current information, including the business, e-mail, and mailing addresses and the telephone number of your principal executive offices. In this regard, we note that the facing page of the registration statement, the disclosure on page 23 under “Description of Property,” and exhibits 99a and 99b show an address in La Mirada, California. However, the EDGAR company profile and disclosure on page 6 under the “Business Overview” and on page 29 under “Security Ownership of Certain Beneficial Owner . . .” show an address in Chula Vista, California.

EDGAR profile adjusted to show the La Mirada address.

Prospectus’ Outside Front Cover Page

2. Refer to comment 5 in our April 29, 2013 letter. We note the revised disclosure that 10% of the proceeds will not be released to you until the offering is closed. Since Rule 419 allows for the company to receive up to 10% of proceeds as those proceeds are deposited into the trust account, please clarify here and elsewhere in the registration statement whether you mean that 10% of the proceeds from the offering will not be released to you until the minimum is met and thereafter as offering proceeds are deposited into the trust account, or whether you mean that you will not take the 10% until the entire offering is completed.

Revised to consistently disclose that the 10% will not be removed until the entire offering is completed.

3. Refer to comment 6 in our April 29, 2013 letter. We note the revised disclosure that each investor will receive a return of his funds held in escrow less the 10% portion of proceeds to be provided to the company. Please remove all references here and elsewhere in the registration statement to “a pro rata portion.”

Pro rata disclosure removed.

Capitalization, page 7

4. Please include a column for after the offering.

After offering column added.

Use of Proceeds, 16

5. It appears that you have an error in your table as you have listed the total proceeds under the maximum column as $100,000 rather than $30,000. Please revise your presentation or advise.

Revised to $30,000.

6. Please revise note 1 to the table to explain to investors how management intends to use these funds. Please refer to comment 13 in our letter dated April 29, 2013.

Revised to disclose that such funds will be used only for the purpose of locating an acquisition candidate and closing such acquisition.

7. Please revise note 2 to the table to provide consistent disclosure with the paragraph below the table. The wording of this note implies the funds in the trust are available for company use.

Revised for consistency.

8. Please disclose expected offering expenses, and revise your use of proceeds information accordingly.

Disclosure added that the officer has paid all of the offering expenses and is not being repaid thus such expenses are not being deducted from the proceeds.

9. Disclosure that $15,000 will be released to the company if 50% of the maximum proceeds are obtained exceeds the 10% of the proceeds releasable to the company upon close of the offering. Please revise.

Revised to $1,500.

Dilution, page 17

10. Please explain your disclosure that the amount subject to return to investors is $3,000. Investors constituting 80% of the funds raised must reconfirm their investment or all funds must be returned, except the 10%. Therefore, assuming the continuing operation of the company, it would appear $5,400 is subject to redemption and the appropriate net proceeds for your dilution calculation would be $24,600 at the maximum offering amount, not including offering expenses. Provide accompanying disclosure to clarify the return provisions.

11. Please deduct expected offering expenses from your calculations of net proceeds and net book value after the offering.

Disclosure added that the officer has paid all of the offering expenses and is not being repaid thus such expenses are not being deducted from the proceeds.

12. Please reduce the number of shares after the offering used in your calculation by the 20% of shares (600,000 at the maximum level), which may be converted for cash without precipitating the dissolution of the company.

So revised.

13. Please revise your disclosure that $3,000,000 is divided by 11,000,000 shares to arrive at net book value per share after the offering to clarify that $3,000 is divided by the number of shares that will be outstanding if the maximum number of shares are sold.

So revised.

14. Please reconcile the disclosures here with the dilution risk factor information on page 14.

Reconciled.

Plan of Distribution, page 18

15. Refer to comment 4 in our April 29, 2013 letter. Disclose whether Ms. Adri Chimberoff who is offering the securities on your behalf will rely on the safe harbor from broker-dealer registration in Rule 3a4-1 under the Exchange Act. If applicable, provide an analysis of your basis for reliance on the safe harbor.

Ms. Chimberoff will rely on the safe harbor.   Disclosure added.

16. Elaborate on the manner in which the securities will be offered by Ms. Adri Chimberoff. For example, clarify whether Ms. Chimberoff will solicit investors through direct mailings, exclusively through personal contact, or investment meetings.

Disclosure added.

17. Refer to comment 7 in our April 29, 2013 letter. Clarify in the ninth paragraph that the trustee fee of $1,500 is not being paid with funds raised in this offering.

Disclosure added.

Interest of Named Experts and Counsel, page 21

18. As previously requested in comment 17 in our letter dated April 29, 2013, please include the disclosure required by Item 509 of Regulation S-K for Sam Kan & Company regarding its expertise in accounting and auditing. Please refer to Item 10 of Form S-1 for additional guidance.

Expertise disclosure added.

Certain Relationships and Related Transactions, page 30

19. Refer to comment 23 in our April 29, 2013 letter. As requested previously, file as an exhibit to the registration statement a written description of your verbal agreements with Adri Chimberoff.

Oral Summary exhibit added.

Financial Statements, page F-2

20. Please include updated financial statements and corresponding financial information included in the Form S-1. Refer to Item 11(e) of Form S-1 and Rule 8-08(a) of Regulation S-X for guidance.

Updated through March 31, 2013.

Report of Independent Registered Public Accounting Firm, page F-3

21. Please provide an audit report that covers the statements of operations, stockholders’ equity (deficit), and cash flows for the period July 29, 2011 (date of inception) through December 31, 2011, for the year ended December 31, 2012, in addition to the cumulative period (i.e., the period July 29, 2011 (date of inception) through December 31, 2012) in the report. Please refer to Articles 2-02, 8-01, and 8-02 of Regulation S-X for guidance.

Amended report added.

Index of Exhibits, page II-2

22. Other than exhibits 23.1 and 99a, exhibits included in the index of exhibits were filed previously and not in pre-effective amendment 1 to the registration statement. In any future amendment, indicate by footnote or otherwise which exhibits were filed previously.

Cross reference footnote added.

Exhibit 23.1

23. We note that Sam Kan & Company updated its report date to May 1, 2013. However, its consent refers to the March 26, 2013 date. Please request Sam Kan & Company to include reference to the date of the report included in the Form S-1 in which the consent is being provided. Also, the consent currently refers to the cumulative period only; please ask Sam Kan & Company to revise it accordingly.

Revised attached.

24. As previously requested in comment 17 in our letter dated April 29, 2013, please request Sam Kan & Company to include an acknowledgement for the reference to it as an expert in accounting and auditing on page 21 in its consent.

Consent to reference expert in accounting added.

Exhibits 99a and 99b

25. Refer to comment 9 in our April 29, 2013 letter. Revise to indicate that deposited proceeds are payable to the trustee rather than to the company.

Revised to indicate that the deposited proceeds are payable to the trust rather than the company.

Very truly yours,

/s/ Adri Chimberoff

Ms. Adri Chimberoff

President, Secretary, Treasurer, and Director

All In Blind, Inc.